

November 21, 2024

Robert R. Kaplan, Jr.
Authorized Officer of Red Oak Capital GP, LLC
Red Oak Capital Fund Series, LLC
5925 Carnegie Blvd, Suite 110
Charlotte, NC 28209

      Re: Red Oak Capital Fund Series, LLC
          Application for Qualification of Indenture on Form T-3
          Filed November 18, 2024
          File No. 022-29118

Dear Robert R. Kaplan Jr.:

      This is to advise you that we have not reviewed and will not review your application.

      Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for qualification. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Holt at 202-551-6614 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction

cc: Gary M. Brown